Samfine Creation Holdings Group Limited

June 17, 2024

Via EDGAR

Ms. Jennifer Angelini

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Amendment No.5 to Registration Statement on Form F-1
Filed May 24, 2024
File No. 333-275498

Ladies and Gentlemen:

This letter is in response to the letter dated June 12, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, the Commission’s comment is recited below and is followed by our response. An amended registration statement on Form F-1 (“Amended Registration Statement No. 6”) is being filed to accompany this letter.

Amendment No.5 to Registration Statement on Form F-1

Selling Shareholders' Plan of Distribution, page A-4

1. We note your disclosure on page Alt-5 that any broker-dealers or agents that are deemed to be underwriters may not sell the shares offered under the prospectus unless and until you set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus. Please revise to confirm your understanding that the sale of shares by an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We respectfully advise the Staff that we revised our disclosures on page Alt-5 of the Amended Registration Statement No.6 to confirm that any sales of shares by an underwriter would constitute a material change to our plan of distribution requiring a post-effective amendment to the registration statement. Additionally, we refer to the last paragraph on page Alt-4 and note the current disclosure already contains “[i]f sales of Ordinary Shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part.”

We appreciate the assistance the Staff has provided with its comment. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC